2006 Annual Report



1st Pacific Bancorp

People. Relationships. Results.

1ST PACIFIC BANCORP

To Our Shareholders:

In many ways 2006 was a milestone year for 1st Pacific Bank. In banking parlance, we "grew up," having completed our first full year in business since leaving behind our "de novo" status in 2005 ("de novo" – a bank operating for less than five years). Without doubt, the source of our continued superior growth and performance is our people and their now thoroughly tested and proven ability to successfully implement an aggressive strategic business plan in an increasingly competitive banking environment. In so doing, 1st Pacific has established itself as San Diego County's premier business banking institution.

Highlights of 2006

1st Pacific Bank surpassed $300 million in assets for the first time, ending 2006 with $318 million in total assets. Remaining true to our objective of balanced growth, both the top and bottom-lines continued to show solid gains. Net income and earnings per share both increased in excess of 35%. Loans and deposits continued to grow in what is clearly an increasingly competitive market, while asset quality remains exceptional with zero non-performing loans, zero OREO, and a mere $2,000 in charge-offs. Asset and revenue growth outpaced non-interest expenses, in spite of the fact that we added a new regional office.

These achievements are all a tribute to the integrity, talent and diligence of our employees and the strong relationships they establish with each customer. Through their efforts, the Bank continues to benefit greatly from an increasing level of public awareness and a positive reputation within the business community. To underscore this point, a good deal of our new business comes as a result of referrals from satisfied customers.

Our East County regional office, based in El Cajon, opened in April 2006. This is the Bank's fifth regional office and represents the continuation of our strategic expansion into geographic locations where our target market segment is well represented. We were extremely pleased and fortunate to attract Micki Mellby, a 27-year banking veteran with 15 years in East County, as the new office's regional manager.

In 2006 we also formed 1st Pacific Bancorp, a bank holding company. The new corporate structure will provide additional flexibility for corporate activities, including the ability to raise capital through borrowing. This action will support the continued expansion of our business and bring added value to all of our stakeholders.

Looking To The Future

On February 22, 2007, 1st Pacific Bancorp announced a definitive agreement for the merger of Landmark National Bank into 1st Pacific Bank of California. The merger solidifies 1st Pacific as the largest publicly traded community business bank headquartered in San Diego. The transaction is subject to regulatory approvals and approval by shareholders of both institutions and is expected to close in the late second quarter or early third quarter of 2007.

Landmark represents a tremendous opportunity for 1st Pacific to extend and strengthen our presence throughout San Diego County. Landmark is a strong community business bank with the same customer-driven culture as 1st Pacific Bank. With combined assets of approximately $450 million after the merger, our greater lending limits and increased products and services will allow us to significantly expand our customer base. Strategically, as a combined entity we can now better fill the void left by the recent sale of one of the county's largest independent community business banks.

Landmark's two office locations in La Jolla Village and Solana Beach — geographic areas 1st Pacific does not currently service directly -- will extend our reach into two very important local communities. These two offices will be converted into 1st Pacific Bank offices shortly after the merger, at which point we will offer seven office locations throughout San Diego County for the benefit of our customers.

Not Resting On Our Laurels

We will continue to be vigilant in adhering to the philosophy espoused in the past. We will be:

- A compelling place to work;
- A compelling place to bank;
- A compelling place to invest.

Simply translated, this means we will do everything in our power to attract and retain the very best people who will continue to create the relationships and experiences that make us a compelling place to bank. This will lead to a level of financial growth and performance that makes 1st Pacific Bank a compelling place to invest.

In 2006 we launched what we refer to as our "experience initiative." As part of this pursuit, we examined the best practices of some of the world's leading brands. What we discovered was that while a high quality product must be the starting point from which to compete, it was the emotional connection derived from the total experience between the customer and the company that creates brand differentiation—and that is what makes a brand truly great.

Based upon this analysis, we have set into motion a series of communication programs and other initiatives to improve upon what we are already hearing from our customers—that 1st Pacific Bank and its employees are creating a great and lasting experience for our customers and consistently exceeding our customers' service expectations. This is the message reflected in our monthly customer survey data. And while we are pleased with the comments we receive, we ourselves are never satisfied and continue to seek opportunities daily that will deliver significant results to our customers, employees, and shareholders.

This is the philosophy upon which we were founded and under which we will earn your continued trust and support.

Sincerely,



James G. Knight. M.D.

Chairman of the Board

A. Vincent Siciliano

President and Chief Executive Officer

"Safe Harbor" Statement under the Private Securities Litigation Act of 1995: Statements in this Annual Report which are not historical facts are "forward-looking" statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such foward-looking statements.

Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
1st Pacific Bank of California

We have audited the accompanying statements of financial condition of 1st Pacific Bank of California as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Pacific Bank of California as of December 31, 2006 and 2005, and the results of its operations and cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, the Bank adopted a new accounting pronouncement which impacts the accounting for stock options.

Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California
March 7, 2007

Board of Directors and Shareholders of
1st Pacific Bank of California

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA • SAN JOSE

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and Due from Banks	$ 9,098,939	$ 5,228,147
Federal Funds Sold	20,985,000	23,710,000
TOTAL CASH AND CASH EQUIVALENTS	30,083,939	28,938,147
Investment Securities Available for Sale	8,998,338	3,145,621
Loans:		
Construction and Land Development	116,389,134	94,912,271
Real Estate - Commercial and Residential	81,130,349	65,122,928
SBA	19,883,247	21,964,919
Commercial	52,796,722	43,970,126
Consumer	5,066,085	4,411,829
TOTAL LOANS	275,265,537	230,382,073
Allowance for Loan Losses	(3,251,002)	(2,808,883)
NET LOANS	272,014,535	227,573,190
Federal Reserve, FHLB and Bankers' Bank Stock, at Cost	2,086,850	1,615,500
Premises and Equipment	1,604,318	1,592,224
Accrued Interest and Other Assets	3,657,713	2,716,912
	$ 318,445,693	$ 265,581,594
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-Bearing Demand	$ 46,099,641	$ 54,772,554
NOW Interest-Bearing Checking	13,323,197	14,539,658
Savings and Money Market Accounts	87,783,374	76,319,842
Time Deposits Under $100,000	20,617,162	26,661,648
Time Deposits $100,000 and Over	94,015,104	64,914,710
TOTAL DEPOSITS	261,838,478	237,208,412
Subordinated Debt and Other Borrowings	29,000,000	5,000,000
Accrued Interest and Other Liabilities	1,644,853	1,142,820
TOTAL LIABILITIES	292,483,331	243,351,232
Commitments and Contingencies - Notes D and G	-	-
Shareholders' Equity:		
Common Stock - 20,000,000 Shares Authorized, No Par Value; Shares Issued and Outstanding: 3,889,692 in 2006 and 3,849,540 in 2005	20,636,930	20,261,472
Additional Paid-in Capital	104,915	-
Retained Earnings	5,210,116	2,008,341
Accumulated Other Comprehensive Income (Loss), Net of Taxes	10,401	(39,451)
TOTAL SHAREHOLDERS' EQUITY	25,962,362	22,230,362
	$ 318,445,693	$ 265,581,594

The accompanying notes are an integral part of these financial statements.

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
INTEREST INCOME			
Interest and Fees on Loans	$ 22,435,496	$ 16,021,950	$ 9,942,904
Interest on Investment Securities	374,560	236,334	321,768
Interest on Federal Funds Sold	649,660	436,525	98,576
TOTAL INTEREST INCOME	23,459,716	16,694,809	10,363,248
INTEREST EXPENSE			
Interest on NOW, Savings and Money Market Accounts	2,714,586	1,827,233	856,841
Interest on Time Deposits	4,848,524	2,008,048	1,020,345
Interest on Borrowings	653,744	290,039	45,906
TOTAL INTEREST EXPENSE	8,216,854	4,125,320	1,923,092
NET INTEREST INCOME	15,242,862	12,569,489	8,440,156
Provision for Loan Losses	444,000	552,500	850,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,798,862	12,016,989	7,590,156
NONINTEREST INCOME			
Service Charges, Fees and Other Income	395,676	325,244	238,625
Gain on Early Redemption of Investment Securities	-	-	38,979
Brokered Loan Fees and Gain on Loan Sales	142,762	165,963	187,982
	538,438	491,207	465,586
NONINTEREST EXPENSE			
Salaries and Employee Benefits	6,075,991	5,072,754	3,480,053
Occupancy and Equipment Expense	1,536,809	1,352,077	940,993
Marketing and Business Promotion	580,119	587,679	412,125
Data Processing	717,034	637,624	526,870
Professional and Regulatory Fees	395,204	381,520	318,047
Office and Administrative Expenses	601,350	487,458	313,323
Other Miscellaneous Expenses	21,818	12,650	1,350
	9,928,325	8,531,762	5,992,761
INCOME BEFORE INCOME TAXES	5,408,975	3,976,434	2,062,981
Income Tax Expense	2,207,200	1,626,300	836,500
NET INCOME	$ 3,201,775	$ 2,350,134	$ 1,226,481
NET INCOME PER SHARE - BASIC	$ 0.83	$ 0.61	$ 0.34
NET INCOME PER SHARE - DILUTED	$ 0.76	$ 0.56	$ 0.32

The accompanying notes are an integral part of these financial statements.

1ST PACIFIC BANK OF CALIFORNIA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock		Addt'l	Retained		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Earnings (Deficit)	Comprehensive Income	Comprehensive Income
Balance, January 1, 2004	3,147,188	$ 15,857,202	$ -	$(1,568,274)		$ 73,198
Exercise of Stock Options and Warrants, Including Tax Benefits of $24,100	672,732	4,201,577				
Comprehensive Income:						
Net Income				1,226,481	$ 1,226,481	
Unrecognized Loss in Investment Securities Available for Sale, Net of Taxes of $48,889					(70,351)	(70,351)
Less Reclassification of Gains Included in Net Income, Net of Taxes of $15,981					(22,998)	(22,998)
Total Comprehensive Income					$ 1,133,132	
Balance, December 31, 2004	3,819,920	20,058,779	-	(341,793)		(20,151)
Exercise of Stock Options and Warrants, Including Tax Benefits of $45,500	29,620	202,693				
Comprehensive Income:						
Net Income				2,350,134	$ 2,350,134	
Unrecognized Loss in Investment Securities Available for Sale, Net of Taxes of $14,255					(20,513)	(20,513)
Add Reclassification of Loss Included in Net Income, Net of Taxes of $843					1,213	1,213
Total Comprehensive Income					$ 2,330,834	
Balance, December 31, 2005	3,849,540	20,261,472	-	2,008,341		(39,451)
Stock-Based Compensation			104,915			
Exercise of Stock Options, Including Tax Benefits of $142,600	40,152	375,458				
Comprehensive Income:						
Net Income				3,201,775	$ 3,201,775	
Unrecognized Gain in Investment Securities Available for Sale, Net of Taxes of $34,643					49,852	49,852
Total Comprehensive Income					$ 3,251,627	
Balance, December 31, 2006	3,889,692	$ 20,636,930	$ 104,915	$ 5,210,116		$ 10,401

The accompanying notes are an integral part of these financial statements.

1ST PACIFIC BANK OF CALIFORNIA

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
OPERATING ACTIVITIES			
Net Income	$ 3,201,775	$ 2,350,134	$ 1,226,481
Adjustments to Reconcile Net Income to			
Net Cash Provided by Operating Activities:			
Provision for Loan Losses	444,000	552,500	850,000
(Gain) Loss on Sale, Redemption of Securities	-	2,056	(38,979)
Stock-Based Compensation	104,915	-	-
Depreciation and Amortization	487,027	378,098	294,640
Deferred Income Tax Expense (Benefit)	(245,300)	(246,800)	354,800
Other Items	(228,111)	230,803	(118,473)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,764,306	3,266,791	2,568,469
INVESTING ACTIVITIES			
Purchase of Investment Securities Available for Sale	(7,261,146)	-	(5,108,594)
Maturities, Sales, Calls and Principal Reduction on Securities Available for Sale	1,492,924	2,759,730	4,640,132
Change in Equity Stock	(471,350)	(392,300)	(544,950)
Net Increase in Loans	(44,885,345)	(41,838,644)	(67,463,764)
Purchases of Premises and Equipment	(499,121)	(688,616)	(682,108)
NET CASH USED BY INVESTING ACTIVITIES	(51,624,038)	(40,159,830)	(69,159,284)
FINANCING ACTIVITIES			
Net Increase in Demand, NOW and Savings Accounts	1,574,158	21,053,850	33,702,343
Net Increase in Time Deposits	23,055,908	35,863,589	17,179,535
Proceeds from Issuance of Subordinated Debt	-	5,000,000	-
Increase (Decrease) in Short-Term Borrowings	24,000,000	(9,000,000)	9,000,000
Proceeds from Exercise of Options and Warrants	375,458	157,193	4,177,477
NET CASH PROVIDED BY FINANCING ACTIVITIES	49,005,524	53,074,632	64,059,355
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,145,792	16,181,593	(2,531,460)
Cash and Cash Equivalents at Beginning of Period	28,938,147	12,756,554	15,288,014
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 30,083,939	$ 28,938,147	$ 12,756,554
Supplemental Disclosures of Cash Flow Information:			
Interest Paid	$ 7,970,434	$ 3,907,834	$ 1,886,789
Taxes Paid	$ 2,680,000	$ 1,642,983	$ 410,844

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bank has been organized as a single operating segment and operates five full-service branch offices, three in San Diego, California, one in Oceanside, California and one in El Cajon, California, and a loan production office in Murrieta, California. The Bank's primary source of revenue is derived from providing loans and deposits to its customers, who are predominately small and middle-market businesses and individuals. The Bank operates under a state bank charter and, as such, is subject to regulation by the California Department of Financial Institutions. As a member of the Federal Reserve System, the Bank is also subject to regulation by the Federal Reserve Bank and the Federal Deposit Insurance Corporation insures the Bank's deposits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with all reserve requirements as of December 31, 2006. The Bank maintains amounts due from banks, which exceed federally insured limits; the Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Securities - Continued

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when past due 90 days based on the contractual terms of the loan. Interest income is subsequently recognized only to the extent cash payments are received. For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "*Accounting by Creditors for Impairment of a Loan,*" as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Allowance for Loan Losses

The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified doubtful, substandard and special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Bank expenses the costs of advertising in the year incurred.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-forward periods.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note G. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Weighted average shares outstanding used in the computation of basic earnings per share were 3,865,330 in 2006, 3,840,596 in 2005 and 3,560,036 in 2004. Weighted average shares outstanding used in the computation of diluted earning per share were 4,193,154 in 2006, 4,183,787 in 2005 and 3,886,072 in 2004.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Disclosure about Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Bank's estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Bank could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. The provisions of FIN 48 are effective as of the beginning of fiscal year 2007. The Bank does not anticipate any significant financial impact from implementing FIN 48.

Stock-Based Compensation

The Bank has adopted SFAS No. 123(R) "*Shared-Based Payment.*" This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period in which an employee is required to provide services in exchange for the award, generally the vesting period.

Change in Accounting Principle

The Bank adopted SFAS No. 123(R) on January 1, 2006 using the "modified prospective method." Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123(R). The fair value of each grant is estimated using the Black-Scholes option-pricing model. During 2006 the Bank recognized pre-tax stock-based compensation expense of $104,915, as a result of adopting SFAS No. 123(R), which resulted in a reduction in net income of approximately $74,000 and reduced basic and diluted earnings per share by $0.02.

Prior to the adoption of SFAS No. 123(R), the Bank accounted for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "*Accounting for Stock Issued to Employees,*" and related interpretations. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Bank's stock at the date of the grant over the amount an employee must pay to acquire the stock. All of the Bank's stock option grants included exercise prices equal to the Bank's current market price per share; accordingly, no compensation expense was reported using the intrinsic value method of APB Opinion No. 25.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Had compensation cost for the Bank's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123(R), the Bank's net income and income per share for 2005 and 2004 would have changed to the pro forma amounts indicated below:

	2005	2004
Net Income:		
As Reported	$ 2,350,134	$ 1,226,481
Stock-Based Compensation using Instrinsic Value Method	-	-
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123(R)	(532,719)	(254,518)
Pro Forma Net Income	$ 1,817,415	$ 971,963
Basic Net Income Per Share:		
As Reported	$ 0.61	$ 0.34
Pro Forma	$ 0.47	$ 0.27
Diluted Net Income Per Share:		
As Reported	$ 0.56	$ 0.32
Pro Forma	$ 0.43	$ 0.25

During November 2005, the Bank accelerated the vesting of all unexpired outstanding stock options that would otherwise have vested at various times during the two years ending December 31, 2007 (the "accelerated vesting period"). Of the total options outstanding at that time, vesting was accelerated on approximately 128,000 options that were scheduled to vest at various times during the accelerated vesting period. This action did not affect options that would have already vested by December 31, 2005, which totaled approximately 585,000. With the consent of the individual optionees, any such options exercised during the accelerated vesting period will be restricted and subject to a holding period through the date on which the options would have been permitted to be exercised under the option's original vesting terms. No expense was recognized in 2005 in connection with this acceleration as the Bank believes all of the employees and directors receiving the acceleration benefit will continue on as employees and directors through the original option vesting terms.

The decision to accelerate the vesting of these stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Bank's adoption of SFAS 123(R). As a result of the acceleration of the vesting of these options, approximately $338,000, net of tax benefits, is reflected in pro forma income disclosure above in 2005 under SFAS 123(R) and will not result in a future expense in the statement of operations.

Comprehensive Income

The Bank adopted SFAS No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities, net of taxes, are the only components of other comprehensive income for the Bank.

Reclassifications

Certain amounts have been reclassified in the 2005 and 2004 financial statements to conform to the 2006 financial statement presentation, with no effect on net income or equity.

NOTE B - INVESTMENT SECURITIES

Debt and equity securities have been classified in the statements of condition according to management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities:				
December 31, 2006				
Corporate Debt Securities	$ 3,958,200	$ 26,675	$ -	$ 3,984,875
Mortgaged-Backed Securities	5,022,509	30,118	(39,164)	5,013,463
	$ 8,980,709	$ 56,793	$(39,164)	$ 8,998,338
December 31, 2005				
Mortgaged-Backed Securities	$ 3,212,487	$ 2,875	$(69,741)	$ 3,145,621
	$ 3,212,487	$ 2,875	$(69,741)	$ 3,145,621

As of December 31, 2006 and 2005, the Bank had two agency mortgage-backed securities with a fair value of $2,031,281 and $2,912,648 and an unrealized holding loss of $39,164 and $69,741, respectively, that had been in an unrealized loss position for more than twelve months. Such unrealized holding losses are the result of an increase in market interest rates during 2005 and 2006 and are not the result of increased credit or principal risk; each of these securities are guaranteed by the federal government or a government-sponsored agency. Based on the nature of the investments and as management has the ability to hold the debt securities for the foreseeable future, these unrealized losses were not considered other-than-temporary as of December 31, 2006.

The scheduled maturities of securities available for sale at December 31, 2006 were as follows:

	Amortized Cost	Fair Value
Due in One Year or Less	$ -	$ -
Due from One Year to Five Years	3,958,200	3,984,875
Mortgaged-Backed Securities	5,022,509	5,013,463
	$ 8,980,709	$ 8,998,338

As of December 31, 2006, included in accumulated other comprehensive income is net unrealized gains of $17,629 less deferred tax liability of $7,228. As of December 31, 2005, included in accumulated other comprehensive income is net unrealized losses of $66,866 less deferred tax benefit of $27,415.

NOTE C - LOANS

The Bank's loan portfolio consists primarily of loans to borrowers within San Diego County, California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

	2006	2005	2004
Balance at Beginning of Year	$ 2,808,883	$ 2,264,726	$ 1,453,647
Additions to the Allowance Charged to Expense	444,000	552,500	850,000
Recoveries on Loans Charged Off	384	2,873	2,447
	3,253,267	2,820,099	2,306,094
Less Loans Charged Off	(2,265)	(11,216)	(41,368)
	$ 3,251,002	$ 2,808,883	$ 2,264,726

The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon and information pertaining to loans on nonaccrual and certain past due loans as of December 31:

	2006	2005	2004
Recorded Investment in Impaired Loans	$ -	$ 1,052,300	$ -
Related Allowance for Loan Losses	$ -	$ 7,427	$ -
Average Recorded Investment in Impaired Loans	$ 1,229,197	$ 625,908	$ 241,292
Interest Income Recognized for Cash Payments	$ 95,176	$ 83,652	$ 32,128
Total Loans on Nonaccrual	$ -	$ 1,052,300	$ -
Total Loans Past Due 90 Days or More and Still Accruing	$ -	$ -	$ -

The Bank has pledged certain loans as collateral for public deposits. These loans totaled $1,057,000 as of December 31, 2006 and $1,257,000 as of December 31, 2005. In addition, as of December 31, 2006, loans totaling $122.8 million were pledged to secure credit facilities available through the Federal Home Loan Bank discussed in Note H.

Included in total loans are deferred loan fees, net of deferred loan costs, of $371,605 as of December 31, 2006 and $457,909 as of December 31, 2005.

NOTE D - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2006	2005
Furniture, Fixtures, and Equipment	$ 1,626,779	$ 1,494,236
Computer Equipment	635,603	455,397
Leasehold Improvements	988,748	820,051
Construction in Progress	28,728	11,053
	3,279,858	2,780,737
Less Accumulated Depreciation and Amortization	(1,675,540)	(1,188,513)
	$ 1,604,318	$ 1,592,224

Below is a summary of future lease rental payables under non-cancelable operating lease commitments, including estimated common area charges. The table below includes commitments on existing office leases at December 31, 2006, as well as a lease for new corporate office space, which will commence on September 1, 2007:

2007	$ 1,003,075
2008	1,143,564
2009	1,193,033
2010	1,105,946
2011	1,197,448
Thereafter	5,529,578
	$ 11,172,644

The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense. The operating leases generally include either annual fixed increases in the minimum rent or an increase based on the increase in the consumer price index. Additionally, each lease requires payment towards common area charges, either as a pro-rata portion of all operating costs or for increases in such costs over a base year. Management expects that in the normal course of business, leases that expire will be renewed through existing renewal options or be replaced by other leases.

Total rental expense was approximately $725,000 for the year ended December 31, 2006, $661,000 for the year ended December 31, 2005 and $377,000 for the year ended December 31, 2004.

NOTE E - DEPOSITS

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Due in One Year or Less	$ 86,842,397
Due from One to Three Years	27,789,869
	$ 114,632,266

Deposits from executive officers, directors and their related interests with which they are associated held by the Bank totaled $3,249,246 at December 31, 2006 and $5,941,622 at December 31, 2005.

NOTE F - INCOME TAXES

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2006	2005
Deferred Tax Assets:		
Allowance for Loan Losses Due to Tax Limitations	$ 1,194,500	$ 1,011,800
State Franchise Taxes	183,500	118,300
Other Items	88,500	68,100
	1,466,500	1,198,200
Deferred Tax Liabilities:		
Deferred Loan Costs	(255,800)	(231,300)
Other Items	(106,200)	(73,100)
	(362,000)	(304,400)
Valuation Allowance	-	-
Net Deferred Tax Assets	$ 1,104,500	$ 893,800

The provision for income taxes consists of the following:

	2006	2005	2004
Taxes Currently Payable	$ 2,452,500	$ 1,873,100	$ 481,700
Deferred Taxes (Benefits)	(245,300)	(246,800)	354,800
	$ 2,207,200	$ 1,626,300	$ 836,500

NOTE F - INCOME TAXES - Continued

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2006	2005	2004
Accelerated Depreciation	$ 200	$(43,700)	$(32,200)
Provision for Loan Losses	(182,700)	(247,700)	(356,400)
State Taxes	(65,200)	(125,400)	(15,900)
Net Operating Loss Carryforwards	-	62,300	633,000
Organizational Costs	-	105,000	126,000
Other	2,400	2,700	300
Net deferred taxes (benefits)	$(245,300)	$(246,800)	$ 354,800

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2006		2005		2004	
Federal "Expected" Tax	$ 1,839,000	34.0%	$ 1,352,000	34.0%	$ 701,400	34.0%
State Franchise Tax, Net	341,000	6.3%	258,000	6.5%	147,600	7.2%
Other	27,200	0.5%	16,300	0.4%	(12,500)	-0.6%
	$ 2,207,200	40.8%	$ 1,626,300	40.9%	$ 836,500	40.6%

NOTE G - COMMITMENTS

In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Bank's financial statements.

The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2006 and 2005, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2006	2005
Commitments to Extend Credit	$ 87,527,000	$ 85,661,000
Standby Letters of Credit	3,224,000	1,649,000
	$ 90,751,000	$ 87,310,000

NOTE G - COMMITMENTS - Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer. The majority of the Bank's commitments to extend credit and standby letters of credit are secured by real estate.

NOTE H - BORROWING ARRANGEMENTS

The Bank may borrow up to $13,000,000 overnight on an unsecured basis from its correspondent banks. In addition, the Bank has arranged a credit facility with the Federal Home Loan Bank of San Francisco. Under this credit facility, the Bank may borrow up to 25% of its assets subject to providing adequate collateral and fulfilling other conditions of the credit facility. As of December 31, 2006, the Bank had $24,000,000 outstanding in FHLB advances, which mature in January 2007, and have a weighted average interest rate of 5.34%. The Bank had no outstanding advances under these borrowing lines at December 31, 2005.

On March 31, 2005, the Bank issued $5 million in Floating Rate Junior Subordinated Debentures in a private placement offering. This offering was undertaken in order to raise the Bank's capital ratios. Under current risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased the Bank's total risk-based capital ratio. The terms of the subordinated debt are: a final maturity of June 15, 2020, a right on behalf of the Bank for early redemptions beginning in June, 2010, and an interest rate which floats quarterly based on 3-Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2006 was 7.14%.

NOTE I - EMPLOYEE BENEFIT PLAN

The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank makes discretionary contributions to the plan. Total contribution expense for the plan was $73,000 in 2006, $53,000 in 2005 and $36,000 in 2004.

NOTE J - STOCK OPTION PLAN

The 2000 Stock Option Plan (2000 Plan) was approved by the stockholders on April 26, 2001, which makes available options on shares of the Bank's common stock for grant to employees, directors and consultants at prices not less than the fair market value of such shares at dates of grant. During 2003 and 2005, the shareholders approved amendments to the 2000 plan increasing the total shares available under the 2000 Plan to 1,145,976. All options under the 2000 Plan shall expire on such date as the Board of Directors may determine, but not later than ten years from the date an option is granted, and generally vest over five years. The 2000 Plan provides for accelerated vesting if there is a change of control. The Bank recognized stock-based compensation expense of approximately $105,000 in 2006 and related tax benefits of $31,000.

NOTE J - STOCK OPTION PLAN - Continued

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions presented below:

	2006	2005	2004
Expected Volatility	16.90%	33.20%	19.00%
Expected Term	6.5 Years	6.5 Years	7.0 Years
Expected Dividends	None	None	None
Risk Free Rate	4.54%	4.31%	3.50%
Weighted-Average Grant Date Fair Value	$ 4.36	$ 5.09	$ 2.72

Although trading in the Bank's stock has not been extensive, it is quoted and trades are reported on the OTC Bulletin Board. Given the limited historical trading activity, the expected volatility is based on historical activity. The expected term represents the estimated average period of time that the options remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for U.S. Treasury bonds over the expected term of the options.

A summary of the status of the Bank's stock option plan as of December 31, 2006 and changes during the year ending thereon is presented below:

	Shares Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	817,962	$ 6.95		
Granted	41,500	$ 14.30		
Exercised	(40,152)	$ 5.80		
Forfeited and Expired	(9,668)	$ 12.09		
Outstanding at End of Year	809,642	$ 7.32	6.62 Years	$ 7,025,000
Options Exercisable	673,902	$ 6.39	6.63 Years	$ 6,479,000

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $347,000 and $158,000, respectively. As of December 31, 2006, there was $450,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of approximately 3 years.

NOTE K - STOCK SPLIT

During 2005, the Bank issued a two-for-one stock split of the Bank's common stock. All per share data in the financial statements and footnotes have been adjusted to give retroactive effect of this split.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

<u>Financial Assets</u>
The carrying amounts of cash, short-term investments, and due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

<u>Financial Liabilities</u>
The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

<u>Off-Balance Sheet Financial Instruments</u>
The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The estimated fair value of financial instruments at December 31 is summarized as follows (amounts in thousands):

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and Due from Banks	$ 9,099	$ 9,099	$ 5,228	$ 5,228
Federal Funds Sold	20,985	20,985	23,710	23,710
Investment Securities	8,998	8,998	3,146	3,146
Loans	272,015	272,221	227,573	227,711
Federal Reserve, FHLB and Bankers' Bank Stock, at Cost	2,087	2,087	1,616	1,616
Accrued Interest Receivable	1,432	1,432	1,043	1,043
Financial Liabilities:				
Deposits	261,838	262,152	237,208	237,120
Borrowings	29,000	29,025	5,000	5,069
Accrued Interest and Other Liabilities	1,645	1,645	1,143	1,143

NOTE M - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Board categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category).

NOTE M - REGULATORY MATTERS - Continued

To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

	Actual		Amount of Capital Required Under Prompt Corrective Provisions: To Be Adequately Capitalized		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk-Weighted Assets)	$ 34,198	11.5%	$ 23,836	8%	$ 29,796	10%
Tier 1 Capital (to Risk-Weighted Assets)	$ 25,947	8.7%	$ 11,918	4%	$ 17,877	6%
Tier 1 Capital (to Average Assets)	$ 25,947	8.7%	$ 11,981	4%	$ 14,977	5%
As of December 31, 2005:						
Total Capital (to Risk-Weighted Assets)	$ 30,073	12.2%	$ 19,783	8%	$ 24,728	10%
Tier 1 Capital (to Risk-Weighted Assets)	$ 22,264	9.0%	$ 9,891	4%	$ 14,837	6%
Tier 1 Capital (to Average Assets)	$ 22,264	8.8%	$ 10,162	4%	$ 12,703	5%

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank's undivided profits or the Bank's net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

NOTE N - FORMATION OF 1st PACIFIC BANCORP

On January 16, 2007, the Bank was involved in a corporate reorganization whereby the Bank became a wholly-owned subsidiary of a newly formed bank holding company, 1st Pacific Bancorp. The appropriate state and federal regulators, and the shareholders of 1st Pacific Bank of California, approved the bank holding company reorganization. In the reorganization, 100% of the outstanding shares of common stock of 1st Pacific Bank of California were converted into an equal number of shares of common stock of 1st Pacific Bancorp. There was no cash involved in the transaction and the reorganization was accounted for like a pooling of interests.

1st Pacific Bancorp has had no significant business activity other than its investment in 1st Pacific Bank of California; therefore, no separate financial information on 1st Pacific Bancorp is provided.

NOTE O - SUBSEQUENT EVENTS

On February 23, 2007, 1st Pacific Bancorp announced that it entered into a definitive agreement to acquire all of the outstanding common stock and options of Landmark National Bank ("Landmark") in a cash and stock deal valued at approximately $24.6 million. Landmark shareholders will have the option to receive either $12.45 in cash or 0.778125 of a share of 1st Pacific Bancorp common stock for each share of Landmark common stock, provided that about 65% of the consideration is paid in stock. The acquisition of Landmark is subject to regulatory approval and the approval of the shareholders of both companies and is currently expected to close in the second or third quarter of 2007.

NOTE O – SUBSEQUENT EVENTS - Continued

An unaudited summary of 1st Pacific Bancorp's preliminary purchase price allocations for the Landmark acquisitions follows, based on balance sheet information from Landmark as of December 31, 2006. These purchase price allocations are based on estimates and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this report.

	Landmark National Bank (in 000's)
Assets Acquired or to be Acquired:	
Cash and Investments	$ 42,200
Loans, Net	74,900
Goodwill and Other Intangibles	9,400
Deferred Tax Asset	3,100
Other Assets	2,000
Total Assets Acquired	131,600
Liabilities Assumed or to be Assumed:	
Deposits	102,200
Borrowings & Other Liabilities	4,800
Total Liabilities Assumed	107,000
Total Consideration Paid Including Net Value of Options and Warrants Assumed	$ 24,600

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION RESULTS OF OPERATIONS

BUSINESS

General

1st Pacific Bancorp (the "Company", "we", "our", or "us") is a California corporation incorporated on August 4, 2006 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended. 1st Pacific Bank of California (the "Bank") is a wholly-owned bank subsidiary of the Company and was incorporated in California on April 17, 2000. The Bank is a California corporation licensed to operate as a commercial bank under the California Banking Law by the California Department of Financial Institutions (the "DFI"). In accordance with the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation (the "FDIC") insures the deposits of the Bank. The Bank is a member of the Federal Reserve System.

A holding company reorganization was completed on January 16, 2007, whereby all outstanding shares of the Bank were converted into an equal number of shares of the Company. Prior to the reorganization, the Company had minimal activity, which was primarily related to preparing for the reorganization. At present, the Company does not engage in any material business activities other than ownership of the Bank. References to the Company are references to 1st Pacific Bancorp (including the Bank), except for periods prior to January 16, 2007, in which case, references to the Company are references to the Bank.

After completing its initial public offering, the Company commenced operations on November 17, 2000, from a branch office in the Golden Triangle area of San Diego and a branch office in the Tri-Cities area of North San Diego County ("North County"). Since then, the Company has opened three branch offices, one in the Mission Valley area of San Diego, one in the Inland North County area of San Diego and the third in El Cajon in April of 2006. In addition, in December 2004, the Company moved its executive offices from the Golden Triangle branch to a separate location in the same vicinity. On February 22, 2007, the Company announced it had entered into a definitive agreement to acquire Landmark National Bank ("Landmark") in a cash and stock transaction valued at $24.6 million. Subject to regulatory and shareholder approval, Landmark will be merged into the Bank, which will add Landmark's two branch offices in Solana Beach and La Jolla to the Company's branch network.

The Company is organized as a single operating unit with five full-service branch offices. The Company's primary source of revenue is interest earned on loans it provides to customers. The Company funds its lending activities primarily through providing deposit products and services to customers. The Company's customers are predominately small and medium-sized businesses and professionals in San Diego County. As of December 31, 2006, the Company has grown to over $318 million in total assets.

Strategy

The Company's mission statement is: "To build relationships that create significant results for our customers, employees, shareholders and community." The Company believes that to be successful in its competitive environment, it needs to attract and retain great people (e.g. directors and employees) to foster and grow loyal client relationships, which build enduring franchise value. This strategy is synopsized by the Company's corporate motto: *People.Relationships.Results.* The Company's vision of being a leading provider of commercial banking services in its markets is accentuated by three goals, to become:

A compelling place to work – the Company will demonstrate a high performance and high-energy culture where the corporate values are embraced and lived out by "Gung Ho" employees.

A compelling place to bank – clients will experience perceptive listening, active responses, and significant results that add value to their businesses and will become "Raving Fan" customers.

A compelling place to invest – shareholders will receive outstanding shareholder value and the pride of participating in "The Bank" in the San Diego region.

The Company's strategy during its early *de novo* years was focused on achieving growth and market share. As the Company has matured, the strategy has progressively shifted to achieve more significant profitability. The Company intends to grow within its current equity base for the immediate future, utilizing retained earnings and debt instruments, as needed, to bolster capital ratios and minimize shareholder dilution. The Company intends to communicate regularly with its shareholders and increase awareness among the brokerage community to promote stock liquidity and market value. To be successful, the Company emphasizes systems which attract, retain, reward and develop employees, including strategies that encourage employees to think like owners, such as profit sharing plans and employee stock ownership initiatives. To foster long term, profitable customer relationships, the Company utilizes customer surveys to promote exceptional customer service and customer profitability measurement tools to identify and strengthen the most beneficial relationships; the Company's franchise value is ultimately rooted in its customer base.

Services Offered

General. The primary operational focus of the Company is to meet the financial services needs of its target market – small and medium-sized businesses and professionals – within its service area. Therefore, the Company offers a full line of loan and deposit products and certain related financial services designed to cater to this target market. As a community bank, the Company's personnel are actively involved in the community and an emphasis is placed on personalized "relationship banking," where the banking relationship is predicated on the banker's familiarity with the customer and their business.

Lending Services. The Company's lending activities focus on commercial and residential real estate loans, construction loans, commercial business loans and loans made or guaranteed through the Small Business Administration (the "SBA") loan program responsive to the target market's needs. The Company believes these loan products take advantage of the economic growth and the consolidation of banking institutions in San Diego County and contiguous areas, which have created opportunities for an independent, service-oriented bank.

Deposit Products and Services. The Company's expertise is developing custom-tailored financial solutions for individuals, businesses and professionals desiring personalized banking services. The Company offers a wide range of accounts and services, designed around the needs and preferences of our customers. Account officers consult with the various specialists in the Company to satisfy the customer's immediate and long-range deposit and borrowing needs.

Bank Deposits. The Company offers personal and business checking, money market, savings and certificates of deposit accounts which can all be tied into a one-statement banking package. The types and terms of such accounts are offered on a competitive basis. The interest rates payable by the Company on the various types of interest-bearing deposit accounts are a function of a number of factors, including rates paid by the Company's competitors, the need for liquidity for lending operations and the changes in monetary policy as announced by the Federal Open Market Committee.

Cash Management Services. The Company specializes in meeting the unique banking needs of business owners. The Company accomplishes this by having developed a comprehensive set of cash management tools and services. Some of the cash management products the Company offers are online banking, automated clearing house ("ACH") origination, wire transfers, daily sweep products, lockbox processing and account transfers / management. The Company also has a wire transfer system with advanced features for business customers that, among other things, provides immediate confirmation of wire receipts. In addition to these products, the Company offers courier service to collect deposits from San Diego-area customers and has a correspondent relationship with another bank allowing the Company to accept deposits at thousands of third party locations for non-local depository needs.

During the fourth quarter of 2006, the Company introduced a new service, Remote Deposit Capture. This service utilizes Check 21 technology and allows the customer to create and submit a deposit from their place of business. Check 21 is also known by its full name, the Check Clearing for the 21st Century Act. More recently, in March 2007, the Company introduced BusinessPro Deposit Link. This additional feature has been added to the Company's online banking program for businesses. Deposit Link will allow customers to make deposits into their checking accounts from their office. Checks can be scanned, transmitted and deposited to their business checking account using their office computer. This service will be especially valuable to customers who frequently make deposits by reducing their courier and/or bank visit expenses.

The Company believes that these services, as well as the other customer convenience services that it offers, allow the Company to offer a competitive and customized package of services to its customers.

Service Area

The Company considers its primary market to be the greater San Diego County region. The Company has located its executive office and full service bank branching system within this area. The Company's executive office and its largest branch office are both located in the Golden Triangle area of San Diego, which is the hub of the "North City" business center. The Company's second largest branch office is located in the Tri-Cities area of North County (Oceanside, Carlsbad and Vista). The Company's third branch office was opened in 2003 in the Mission Valley area of San Diego. In 2005, the Company opened its fourth branch office in the Inland North County Area of San Diego along the Interstate 15 corridor. A fifth branch office was opened in April 2006 in the East County Area of San Diego, specifically in El Cajon. On February 22, 2007, the Company announced it had entered into a definitive agreement to acquire Landmark in a cash and stock transaction valued at $24.6 million. Subject to regulatory and shareholder approval, Landmark will be merged into the Bank, which will add Landmark's two branch offices in Solana Beach and La Jolla to the Company's branch network.

Competition

The banking business in California, generally, and specifically in the greater San Diego and adjacent areas, is highly competitive with respect to both loans and deposits. The business is dominated by a relatively small number of major banks, most of which have many offices operating over wide geographic areas. Many of the major commercial banks and their affiliates, including those headquartered outside California, offer certain services (such as trust and securities brokerage services) that are not offered directly by the Company. By virtue of their greater total capitalization, such banks have substantially higher lending limits than the Company and substantially larger advertising and promotional budgets. In addition, the Company faces competition from other community banks headquartered in the greater San Diego area that are also serving individuals and businesses.

In recent years, a large number of mergers and consolidations of both banks and savings entities have occurred in California and throughout the nation. A substantial number of the larger banks have been involved in major mergers. The result is that these institutions generally have centralized and standardized their services. Similarly, most lending functions and decisions are sent outside the area. Acquisitions by major interstate bank holding companies and other large acquirers in the greater San Diego vicinity have resulted in numerous branch consolidations in the area. Many long-standing relationships have been disrupted or severed, while many other customers are now subjected to less personalized and more "standardized" services.

As a result of this merger and consolidation activity, since 2000, community banking in San Diego has undergone a renaissance, with close to 20 new or *de novo* banks opening. Despite the increased competition from newer community banks, larger institutions continue to control the majority of the deposit market share in the region and the Company believes that this continues to present the Company with the opportunity to attract customers who are dissatisfied with the level of service provided by larger banks. Additionally, it is expected that merger activity will continue to provide opportunities in its market area.

In order to compete with the major financial institutions in the Company's primary service areas, the Company uses to the fullest extent possible the contacts of its organizers, founders, advisors, directors and officers with residents and businesses in the Company's primary service areas. The Company emphasizes specialized services, local promotional activity and personal contacts by the Company's officers, directors and other employees. Programs have been developed to specifically address the needs of small to medium-sized businesses, professional businesses, as well as business owners and their employees. As necessary, the Company can arrange for loans that are too large, due to legal lending limits, for the Company to make by itself, to be made on a participation basis with other financial institutions and intermediaries.

BASIS OF PRESENTATION

As of December 31, 2006, the Company had only limited operating activity and no significant assets or liabilities. The Company was formed for purposes of becoming the bank holding company parent of 1st Pacific Bank of California and its activities up until the completion of the reorganization on January 16, 2007 were limited to preparing for this reorganization. Following is summary unaudited balance sheet information for the Company as of December 31, 2006:

	1st Pacific Bancorp
Assets	
Deferred Tax Asset	$ 18,247
Other Assets	658
Total Assets	$ 18,905
Liabilities and Equity	
Accounts Payable	$ 35,013
Outstanding Commitment Line	10,000
Total Liabilities	45.013
Total Equity	(26,108)
Total Liabilities and Equity	$ 18,905

Following is summary unaudited statement of expenses for the Company from inception, August 4, 2006, through December 31, 2006:

	1st Pacific Bancorp
Expenses	
Legal	$ 23,629
Transfer Agent & Shareholder Services	2,315
Printing & Edgar Filings	9,000
Application Fees and Other Costs	9,561
Total Organizational Expenses	44,505
Deferred Tax Benefit	(18,247)
Net Loss	$ 26,258

Given the limited activity of the Company in 2006, the Financial Overview below discusses the financial condition and results of operations of the Bank, which became the Company's wholly-owned subsidiary on January 16, 2007 as a result of the reorganization. This analysis is intended to assist in understanding the significant factors that influence the Bank's financial condition. This information also provides an assessment of the operating trends over the past few years and certain expectations for 2007.

FINANCIAL OVERVIEW

During 2006, the Bank significantly grew its customer base and increased its construction, real estate and commercial business lending, resulting in significant growth in its total assets (20%), loans (19%) and deposits (10%) with total assets ending the year at $318.4 million. As a result of the Bank's growth, income before taxes significantly increased by over $1.4 million in 2006 compared to 2005. During 2006, the Bank benefited from continued increases in overall interest rates during the first half of the year due to its asset sensitive interest rate risk profile. In the latter half of the year, asset yields stabilized and competition for deposits continued to drive up interest rates on deposits, including competition from a number of newly chartered banks that have opened in the local market over the last few years. The Bank intends to continue to grow and increase its profitability in 2007 by continuing to focus on the financial services needs within its target market – small and medium-sized businesses and professionals in the greater San Diego County area. The Bank expects its internal growth will be enhanced by the completion of its acquisition of Landmark National Bank, which will add two branch offices to the Bank's branch network. Asset growth will continue to be focused on real estate secured and commercial business lending. There are a number of factors that could prevent the Bank from achieving its plans (see "Forward-Looking Statements, below). However, if the current economic environment and growth in the Bank's primary market areas continue, management is optimistic that the Bank's performance will continue to improve in 2007.

In 2006, the Bank's growth resulted from an increase in deposits from its local markets of $24.6 million to $261.8 million, as well as short-term borrowings from the Federal Home Loan Bank of San Francisco. This increased funding was utilized for lending activities of the Bank. Total loans outstanding for 2006 increased $44.9 million to $275.3 million. Net interest income increased $2.7 million compared to the prior year, primarily as a result of the increased volume of loans and deposits; but also as a result of net interest margin increasing from 5.56% in 2005 to 5.61% in 2006. The Bank's growth and the resulting increase in net interest income coupled with increases in noninterest income from the Bank's operations, more than offset the increase in operating expenses which was also primarily related to the Bank's growth. For the year ended December 31, 2006, net income increased $852,000 to $3.2 million.

SELECTED FINANCIAL DATA

The following selected financial data of the Bank has been derived from and should be read in conjunction with the Bank's audited Financial Statements and Notes included herein.

	As of or For the Periods Ending December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)				
Summary of Operations					
Interest Income	$ 23,460	$ 16,695	$ 10,363	$ 7,088	$ 4,464
Interest Expense	8,217	4,125	1,923	1,362	1,292
Net Interest Income	15,243	12,570	8,440	5,726	3,172
Provision for Loan Losses	444	553	850	630	500
Noninterest Income	538	491	466	361	146
Noninterest Expense	9,928	8,532	5,993	4,528	3,225
Income before Income Taxes	5,409	3,976	2,063	929	(407)
Income Taxes (Benefit)	2,207	1,626	837	(778)	(320)
Net Income (Loss)	$ 3,202	$ 2,350	$ 1,226	$ 1,707	$ (87)
Per Share Data					
Net Income – Basic	$ .83	$ .61	$ .34	$ .55	$ (.04)
Net Income – Diluted	.76	.56	.32	.50	(.04)
Book Value	6.67	5.77	5.16	4.56	3.99
Ending Number of Shares Outstanding	3,889,692	3,849,540	3,819,920	3,147,188	3,091,916
Weighted Average Number of Shares Outstanding	3,865,330	3,840,596	3,560,036	3,107,197	2,424,742
Balance Sheet Data – At Period End					
Total Assets	$ 318,446	$ 265,582	$ 209,709	$ 144,299	$ 102,608
Total Loans	275,266	230,382	188,552	121,127	82,265
Allowance for Loan Losses	3,251	2,809	2,265	1,454	823
Investment Securities	8,998	3,146	5,940	5,591	4,695
Other Real Estate Owned	-	-	-	-	-
Total Deposits	261,838	237,208	180,291	129,409	90,069
Total Shareholders' Equity	25,962	22,230	19,697	14,362	12,327
Operating Ratios and Other Selected Data					
Return on Average Assets	1.14%	1.01%	.71%	1.43%	(0.12%)
Return on Average Equity	13.36%	11.28%	7.00%	12.86%	(1.01%)
Operating Efficiency Ratio	62.91%	65.32%	67.29%	74.39%	97.20%
Net Interest Margin	5.61%	5.56%	5.06%	4.97%	4.59%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Equity to Assets	8.15%	8.37%	9.39%	10.00%	12.00%
Selected Asset Quality Ratios – At Period End					
Nonperforming Loans to Total Loans	0.00%	0.46%	0.00%	0.00%	0.00%
Nonperforming Assets to Total Assets	0.00%	0.40%	0.00%	0.00%	0.00%
ALLL as a Percentage of Total Loans	1.18%	1.22%	1.20%	1.20%	1.00%

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

During 2006, total assets increased $52.8 million from $265.6 million at December 31, 2005 to $318.4 million at December 31, 2006. The significant increases in loans and deposits noted above were the result of the Bank's continued marketing efforts and an indication of the strength in the local economy and the demand in the marketplace for the Bank's relationship-oriented approach to its services.

The following table presents, for the periods indicated, the distribution of average assets, liabilities and shareholders' equity, as well as the total dollar amounts of interest income from average interest-earning assets and the resultant yields, and the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates. Nonaccrual loans are included in the calculation of the average balances of loans, and interest not accrued is excluded.

Average Balances with Rates Earned and Paid

For the Periods Ended December 31, (dollars in thousands)

	2006			2005			2004		
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
Assets									
Interest-Earning Assets:									
Investment Securities	$ 6,448	$ 285	4.42%	$ 4,999	$ 164	3.29%	$ 7,696	$ 274	3.56%
Federal Funds Sold	13,208	650	4.92%	13,665	437	3.19%	6,588	99	1.50%
Federal Reserve, FHLB and Bankers' Bank Stock	1,794	90	5.00%	1,431	72	5.02%	985	47	4.81%
Loans [1]	250,369	22,435	8.96%	205,818	16,022	7.78%	151,688	9,943	6.55%
Total Interest-Earning Assets	271,819	23,460	8.63%	225,913	16,695	7.39%	166,957	10,363	6.21%
Noninterest-Earning Assets, net	8,442			7,774			5,529		
Total Assets	$ 280,261			$ 233,687			$ 172,486		
Liabilities and Shareholders' Equity									
Interest-Bearing Liabilities:									
Interest-bearing Checking	$ 14,200	$ 174	1.22%	$ 11,346	$ 99	0.88%	$ 11,894	$ 67	0.57%
Savings & Money Market	67,989	2,541	3.74%	72,725	1,728	2.38%	54,328	790	1.45%
Time Deposits under $100k	26,109	1,092	4.18%	21,672	633	2.92%	20,613	463	2.25%
Time Deposits, $100k or More	82,840	3,756	4.53%	43,170	1,375	3.19%	24,724	557	2.25%
Other Borrowings	10,818	654	6.04%	6,279	290	4.62%	3,505	46	1.31%
Total Interest-Bearing Liabilities	201,956	8,217	4.07%	155,192	4,125	2.66%	115,064	1,923	1.67%
Demand Deposits	52,550			56,437			39,501		
Other Liabilities	1,573			1,040			474		
Shareholders' Equity	24,182			21,018			17,447		
Total Liabilities and Shareholders' Equity	$ 280,261			$ 233,687			$ 172,486		
Net Interest Income		$ 15,243			$ 12,570			$ 8,440	
Net Interest Margin (Net Interest Income to Interest-Earning Assets)			5.61%			5.56%			5.06%

(1) Interest Income includes amortized loan fees and costs of approximately $706,000, $704,000 and $441,000 in 2006, 2005 and 2004, respectively.

The principal component of the Bank's revenues is net interest income. Net interest income is the difference between the interest earned on the Bank's loans and investments and the interest paid on deposits and other interest-bearing liabilities. For 2006, net interest income was $15.2 million compared to $12.6 million for the year ending December 31, 2005, a 21% increase. This increase in net interest income for the year ending December 31, 2006 primarily relates to the increase in average earning assets, which increased from $226 million in 2005 to $272 million in 2006, a 20% increase. For 2005, net interest income was $12.6 million compared to $8.4 million for the year ending December 31, 2004, a 49% increase. This significant increase was primarily related to a 35% increase in average earning assets, which increased from $167 million in 2004 to $226 million in 2005.

In addition to the increase in average earning assets, during 2006, the Bank's net interest margin increased from 5.56% to 5.61%. Despite this slight increase in net interest margin year-over-year, the Bank's net interest margin fell to 5.20% in the fourth quarter of 2006 due to rising deposit costs and strong local competition for deposits; asset yields began to stabilize in the latter half of 2006 as the Federal Reserve halted its tightening monetary policy in June 2006, yet deposit costs continued to reprice upwards with a lagging effect. During 2005, net interest margin increased from 5.06% to 5.56% as a result of the increasing interest rate environment and the Bank's asset sensitive balance sheet, which resulted in asset yields increasing at a faster rate than the cost of liabilities. During 2004, net interest margin increased from 4.97% to 5.06% as a result of improved asset mix (a higher concentration in loan assets) and an improved deposit mix, including an increase in the level of non-interest bearing deposits.

The following tables shows the changes in interest income and expense as a result of changes in volume and rates for each of the last two fiscal years. Changes due to both rate and volume are allocated to volume.

Analysis of Volume and Interest Rate Changes

	(dollars in thousands) Year Ended December 31, 2006 Versus the Year Ended December 31, 2005		
	Amount of Change Attributed to		
	Volume	Rate	Total Change
Investment securities	$ 64	$ 57	$ 121
Federal funds sold	(23)	236	213
Other earning assets	18	0	18
Loans	3,993	2,420	6,413
Changes in interest income	4,052	2,713	6,765
NOW, savings and money market	(142)	1,030	888
Time deposits under $100,000	186	273	459
Time deposits of $100,000 or more	1,799	582	2,381
Other borrowings	274	90	364
Changes in interest expense	2,117	1,975	4,092
Total change in net interest income	$ 1,935	$ 738	$ 2,673

	Year Ended December 31, 2005 Versus the Year Ended December 31, 2004		
	Amount of Change Attributed to		
	Volume	Rate	Total Change
Investment securities	$ (103)	$ (7)	$ (110)
Federal funds sold	222	116	338
Other earning assets	23	2	25
Loans	4,814	1,265	6,079
Changes in interest income	4,956	1,376	6,332
NOW, savings and money market	617	353	970
Time deposits under $100,000	97	73	170
Time deposits of $100,000 or more	617	201	818
Other borrowings	140	104	244
Changes in interest expense	1,471	731	2,202
Total change in net interest income	$ 3,485	$ 645	$ 4,130

The Bank expects its risk exposure to changes in interest rates during 2007 to remain manageable and within acceptable policy ranges. Management will continue to strive for an optimal balance between risk and earnings.

Liquidity and Interest Rate Risk Management

The objective of the Bank's asset/liability strategy is to manage liquidity and interest rate risks to ensure the safety and soundness of the Bank's capital base, while maintaining adequate net interest margins and spreads to provide an appropriate return to shareholders. The Bank's balance sheet liquidity, which is a measure of its ability to meet fluctuations in deposit levels and provide for customers' credit needs, is managed through various funding strategies that reflect the maturity structures of the sources of funds being gathered and the assets being funded. The Bank's liquidity results primarily from funds provided by short-term liabilities such as demand deposits, certificates of deposit, and short-term borrowings and is augmented by payments of principal and interest on loans. Access to short-term investments, primarily Federal funds sold, is the primary means for providing immediate liquidity; however, the Bank maintains credit facilities with correspondent banks and has access to borrowing facilities through its Federal Home Loan Bank membership to aid in managing its short-term liquidity needs.

In order to manage the Bank's liquidity, management monitors a number of liquidity ratios, including the level of liquid assets to funding sources (both on and off the balance sheet), the level of dependence on non-core funding sources, the level of loans to funding sources, the level of short-term investments to total assets, and the level of unfunded loan commitments. As of December 31, 2006, management considers the Bank's liquidity sufficient to meet the Bank's liquidity needs.

The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk.

The following table sets forth the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2006, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. When the rate on a loan with a floating rate has reached a contractual floor or ceiling level, the loan is treated as a fixed rate loan for purposes of determining its rate-sensitivity until the rate is again free to float.

Interest Rate Sensitivity of Interest-Earning Assets and Liabilities

	Estimated Maturity or Repricing				
	Up to Three Months	Over Three Months To Less Than One Year	Over One to Five Years	Over Five Years	Total
	(dollars in thousands)				
Interest-Earning Assets:					
Investment Securities	$ –	$ 1,877	$ 6,989	$ 132	$ 8,998
Federal Funds Sold	20,985	–	–	–	20,985
Loans	169,071	28,388	30,167	47,640	275,266
Totals	$ 190,056	$ 30,265	$ 37,156	$ 47,772	$ 305,249
Interest-Bearing Liabilities:					
Interest-Bearing Checking	$ 13,323	$ –	$ –	$ –	$ 13,323
Savings & Money Market	87,783	–	–	–	87,783
Time Deposits	24,740	62,102	27,790	–	114,632
Other Borrowings	29,000	–	–	–	29,000
Totals	$ 154,846	$ 62,102	$ 27,790	$ –	$ 244,738
Interest Rate Sensitivity Gap	$ 35,210	$ (31,837)	$ 9,366	$ 47,772	$ 60,511
Cumulative Interest Rate Sensitivity Gap	$ 35,210	$ 3,373	$ 12,739	$ 60,511	$ 60,511
Cumulative Interest Rate Sensitivity Gap Ratio Based on Total Assets	11.06%	1.06%	4.00%	19.00%	19.00%

Gap analysis is a method of analyzing exposure to interest rate risk, by measuring the ability of the Bank to reprice its interest rate-sensitive assets and liabilities. The actual impact of interest rate movements on the Bank's net interest income may differ from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements and the repricing characteristics of various on and off-balance sheet instruments, as well as competitive pressures. These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of the Bank's interest rate risk. In addition to gap analysis, such as the table above, the Bank estimates the effect of changing interest rates on its net interest income using the repricing and maturity characteristics of its assets and liabilities and the estimated effects on yields and costs of those assets and liabilities.

Based on the gap analysis and the Bank's assessment of its exposure to interest rate risk, the Bank is "asset sensitive." In general, "asset sensitive" means that, over time, the Bank's assets will reprice faster than its liabilities. In a rising interest rate environment, net interest income can be expected to increase and that, in a declining interest rate environment, net interest income can be expected to decrease. In addition, a rising interest rate environment will affect the Bank's ability to reprice loans that bear variable interest rates but are currently at their floor rates and will not fluctuate immediately. At December 31, 2006, approximately $75 million of loans were priced at their floor interest rate. As interest rates increase, the rates earned on these loans will begin to adjust above their floor rates and the Bank's asset sensitivity will increase. Conversely, in a declining interest rate environment, the Bank will benefit from floor rates built into existing variable rate loans as the indexed rates decline to the floor rates and stop adjusting downwards. At December 31, 2006, loans totaling approximately $155 million had floor rates that were below the existing fully indexed rate; these floors reduce the Bank's asset sensitivity in a declining rate environment. The benefit derived, if any, by the Bank when loan rates drop to their floor rates may be mitigated by the increased likelihood that those loans may be refinanced by the borrowers with other financial institutions.

INVESTMENT PORTFOLIO

The primary objective of the Bank's investment portfolio is to contribute to maximizing shareholder value by providing adequate liquidity sources to meet fluctuations in the Bank's loan demand and deposit structure. To meet this objective, the Bank invests in high-quality investment securities that generate reasonable rates of return to the Bank given its liquidity objectives. Secondary objectives of the investment portfolio which may be considered include: meeting pledging requirements of public or other depositors; minimizing the Bank's tax liability; accomplishing strategic goals; and assisting various local public entities with their financing needs (which may assist the Bank in meeting its CRA objectives).

The Board of Directors has established policies regarding the investment activities of the Bank, including establishment of risk limits and ensuring that management has the requisite skills to manage the risks associated with the Bank's investment activities. The Board of Directors reviews portfolio activity and risk levels and requires management to demonstrate compliance with approved risk limits. Senior management is responsible for establishing and enforcing policies and procedures for conducting investment activities. Management must have an understanding of the nature and level of various risks involved in the Bank's investments and how such risks fit within the overall risk characteristics of the Bank's balance sheet.

The Chief Financial Officer acts as the Bank's Investment Officer and ensures that the day-to-day guidelines of the Bank's investment policies are properly implemented and that all investments meet regulatory and accounting guidelines. The Chief Executive Officer or the Chief Financial Officer must approve each investment transaction. The Bank monitors its investment portfolio closely, and accordingly, its composition may change substantially over time.

At December 31, 2006, the Bank held $3,107,446 in FNMA Mortgage-Backed Securities, which is in excess of 10% of the Bank's shareholder equity.

Amounts and Distribution of Investment Portfolio

	December 31,								
	2006			2005			2004		
	(dollars in thousands)								
	Amortized Cost	Market Value	Wghtd Avg Yield	Amortized Cost	Market Value	Wghtd Avg Yield	Amortized Cost	Market Value	Wghtd Avg Yield
Available-for-Sale Securities:									
Corporate Notes:									
One Year or Less	$ -	$ -		$ -	$ -	-	$ 507	$ 511	4.69%
One Year to Five Years	3,958	3,985	5.86%	-	-	-	508	513	5.16%
Total Corporate Notes	3,958	3,985	5.86%	-	-	-	1,015	1,024	4.93%
Mortgage-Backed Securities (Unallocated)	5,023	5,013	6.84%	3,212	3,146	3.74%	4,959	4,916	3.57%
Total Investment Securities	$ 8,981	$ 8,998	4.98%	$ 3,212	$ 3,146	3.74%	$ 5,974	$ 5,940	3.93%

LOAN PORTFOLIO

Types of Loans

The Bank originates, purchases, or acquires participating interests in loans for its portfolio and for possible sale in the secondary market. Total loans were $230.4 million at December 31, 2005 and increased to $275.3 million at December 31, 2006. The Bank's loans include construction loans, single-family residential and commercial real estate loans, commercial business loans, SBA loans, and consumer loans.

Loan Portfolio Composition by Type of Loan

	December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Loans:					
Construction & Land Development	$ 116,389	$ 94,912	$ 59,579	$ 27,468	$ 14,796
Real Estate – Residential & Commercial	81,131	65,123	57,058	42,006	32,639
SBA Loans – 7a & 504	19,883	21,965	24,640	23,137	16,132
Commercial Business	52,797	43,970	41,555	24,857	16,729
Consumer	5,066	4,412	5,720	3,659	1,969
Total Loans	275,266	230,382	188,552	121,127	82,265
Allowance for Loan Losses	(3,251)	(2,809)	(2,265)	(1,454)	(823)
Net Loans	$ 272,015	$ 227,573	$ 186,287	$ 119,673	$ 81,442
Commitments:					
Standby Letters of Credit	$ 3,224	$ 1,649	$ 153	$ 1,616	$ 64
Undisbursed Loans and Commitments to Grant Loans	87,527	85,661	69,034	42,162	21,892
Total Commitments	$ 90,751	$ 87,310	$ 69,187	$ 43,778	$ 21,956

During 2006, San Diego County experienced a continued increase in the development and construction of residential and commercial properties. As a result, with the Bank's expertise in real estate financing, there was a great opportunity for growth in the Bank's construction and real estate loan portfolio during 2006. The increases in commercial business loans are a direct result of the Bank's strategic focus and direct marketing efforts to develop relationships with small-to-medium sized businesses. Additionally, the Bank's legal lending limits to any one borrower have increased significantly over the past two years in relation to the Bank's growth in capital; this has allowed the Bank to compete for larger individual loan transactions, which has been a contributing factor to the Bank's loan growth. San Diego County has begun to experience signs of a real estate slowdown, similar to that experienced in the national real estate market. If the real estate market continues to soften in 2007, it could impact the Bank's ability to grow its loan portfolio; however, the Bank will continue to adhere to its strict underwriting guidelines.

The Bank makes construction loans primarily as interim loans to finance the construction of commercial and single family residential property. These loans are typically for a term of approximately 12 months. Other real estate loans consist primarily of commercial and industrial real estate loans. The Bank makes these loans based on the income generating capacity of the property or the cash flow of the borrower. These loans are secured by the property. The Bank's general policy is to restrict these loans to no more than 75% of the lower of the appraised value or the purchase price of the property. The Bank offers both fixed and variable rate loans with maturities that generally do not exceed 15 years, unless the loans are SBA loans secured by real estate or other commercial real estate loans easily sold in the secondary market.

A portion of the Bank's real estate loans and commercial business loans are made under certain SBA loan programs. These loans generally are structured such that they may be sold, either as a whole with servicing released, as is the case for SBA 504 loans, or in the case of SBA 7(a) loans, the guaranteed portion may be sold in the secondary market and the servicing is retained. To date, the Bank has elected to sell SBA 7(a) loans in only a limited number of cases; however, certain SBA 504 loans have been packaged for sale when the rates and terms of the loans do not meet the Bank's asset and liability management structure.

The Bank makes commercial loans to provide working capital, finance the purchase of equipment and for other business purposes. These loans can be "short-term," with maturities ranging from 30 days to one year, or "term loans" with maturities normally ranging from one to 25 years. Short-term loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

Maturities and Sensitivities of Loans to Changes in Interest Rates

Many of the Bank's loans have floating rates tied to the prime-lending rate as published in The Wall Street Journal or other rate indices. The majority of these floating rate loans are adjusted at least quarterly.

Loan Maturity by Category

	December 31, 2006 (dollars in thousands)			
	Due in One Year Or Less	Due After One Year to Five Years	Due After Five Years	Total
Construction & Land Development	$ 101,094	$ 14,717	$ 578	$ 116,389
Real Estate - Residential & Commercial	14,121	14,687	52,323	81,131
SBA Loans - 7a & 504	3,425	1,586	14,872	19,883
Commercial Business	39,964	8,684	4,149	52,797
Consumer	3,318	1,715	33	5,066
Total	$ 161,922	$ 41,389	$ 71,955	$ 275,266

Floating Rate	$ 165,577
Fixed Rate	109,689
Total	$ 275,266

At December 31, 2006, approximately $75 million of the floating rate loans, noted above, were priced at their floor interest rate. The level of sensitivity of the Bank's loan portfolio to changes in interest rates is monitored on a regular basis in conjunction with the Bank's overall interest rate risk management practices (see "Liquidity and Interest Rate Risk Management" above).

Loan Quality

The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral that is utilized to secure payment, and ultimately, the credit worthiness of the borrower. In order to minimize this credit risk, the Chief Executive Officer, the Chief Credit Officer, or the Loan Committee of the Board of Directors approve virtually all loans made by the Bank. The Loan Committee is comprised of directors and members of its senior management.

The Bank grades its loans from "pass" to "loss," depending on credit quality, with "pass" representing loans with an acceptable degree of risk given the favorable aspects of the credit and with both primary and secondary sources of repayment. Classified loans or substandard loans are ranked below "pass" loans. As these loans are identified in the review process, they are added to the internal watch list and loss allowances are established. Additionally, loans are examined regularly by the Bank's regulatory agencies. A loan which has been placed on non-accrual status is not returned to accrual basis until it has been brought current with respect to both principal and interest payments, is performing to current terms and conditions, its interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt. During 2006, the Bank had an average recorded investment in loans in a non-accrual status of $1,229,197.

Components of Nonperforming Assets

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Non-Accrual Loans	$ -	$ 1,052	$ -	$ -	$ -
Loans 90 Days Past Due and Still Accruing	-	-	-	-	-
Restructured Loans	-	-	-	-	-
Total Nonperforming Loans	-	1,052	-	-	-
Other Real Estate Owned	-	-	-	-	-
Total Nonperforming Assets	$ -	$ 1,052	$ -	$ -	$ -
Non-Accrual Loans as a Percentage of Total Loans	0.00%	0.46%	0.00%	0.00%	0.00%
Loans 90 Days Past Due as a Percentage of Total Loans	0.00%	0.00%	0.00%	0.00%	0.00%
Restructured Loans as a Percentage of Total Loans	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming Loans as a Percentage of Total Loans	0.00%	0.46%	0.00%	0.00%	0.00%
Allowance for Loan Losses as a Percentage of Nonperforming Loans	N/A	267.00%	N/A	N/A	N/A
Nonperforming Assets as a Percentage of Total Assets	0.00%	0.40%	0.00%	0.00%	0.00%

Restructured loans are those loans where the Bank has made concessions in interest rates or repayment terms to assist the borrower. Non-accrual loans are generally loans which are past due 90 days or are loans upon which management believes the interest may not be collectible.

During March 2007, the Bank became aware that a completed project, financed by a construction loan, would likely be taken over by the Bank with the borrower's full cooperation. The project consists of twenty six (26) condominium units, of which eight (8) or 30% are sold and paid off through escrow closings, leaving a balance owing of $4,669,683 and eighteen (18) units unsold. A recent escrow closing in March 2007 reflected a sales price of $349,900. The Bank expects to make full recovery of outstanding principal and interest via future property sales contracted through a real estate sales broker and, should there be any deficiency, from guarantors. In addition to this project, as of December 31, 2006, the Bank had $5.8 million of potential problem loans which are not disclosed nonperforming loans, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms and which may result in disclosure of such loans as nonperforming loans in the future.

Other real estate owned may be acquired in satisfaction of loan receivables through foreclosure or other means. If acquired, these properties are recorded on an individual asset basis at the estimated fair value less selling expenses.

Loan Concentrations

The Bank's loan portfolio consists primarily of loans to borrowers within San Diego County. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries. As of December 31, 2006, the Bank held approximately $48 million of loans to real estate developers, $38 million in land loans in the county of San Diego and $34 million in loans to real estate investment companies for non-owner occupied buildings. The Bank's commercial loan portfolio is to a diverse group of industries including professional attorneys and merchant wholesalers of plumbing and heating equipment and supplies; no industry group represents more than 3% of total loans. While the Bank's strategy includes developing relationships with business customers, including related commercial lending opportunities, it is expected that the Bank will continue to have similar loan concentrations for the foreseeable future.

Allowance for Loan Losses

The following table summarizes, for the periods indicated, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance which have been charged to operating expenses and certain ratios relating to the allowance for loan losses:

Changes in Allowance for Loan Losses

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Allowance for Loan Losses:					
Balance at Beginning of Period	$ 2,809	$ 2,265	$ 1,454	$ 823	$ 323
Net Loans Charged off:					
Total Charge-Offs	(2)	(11)	(41)	-	-
Total Recoveries on Loans Previously Charged Off	-	2	2	1	-
Net Loans (Charged-Off) Recoveries	(2)	(9)	(39)	1	-
Provision for Loan Losses	444	553	850	630	500
Balance at End of Period	$ 3,251	$ 2,809	$ 2,265	$ 1,454	$ 823
Ratios:					
Net Loans Charged Off to Average Loans	0.00%	0.00%	0.03%	0.00%	0.00%
Allowance for Loan Losses to Total Loans	1.18%	1.22%	1.20%	1.20%	1.00%

Provisions for loan losses are based on an analysis of the loan portfolio and include such factors as historical experience, the volume and type of loans in the portfolio, the amount of nonperforming loans, regulatory policies, general economic conditions, and other factors related to the ability to collect on loans in the portfolio. The amount provided for loan losses is charged to earnings. The provision for loan losses was $444,000 for 2006 compared to $552,500 for the year ending December 31, 2005. The Bank ended 2006 with a 1.18% level of allowance for loan losses to total loans compared to 1.22% for the year ended December 31, 2005.

The Bank, in the last five years, has charged off a total of $54,000. This total includes four charge offs related to the un-guaranteed portion of SBA 7a loans of approximately $53,000, of which $7,000 has been recovered. The Bank also charged off an overdraft protection loan of approximately $1,000. In total, these charge offs represent 0.0003% of the Bank's December 31, 2006 net loans.

A quarterly detailed review is performed to identify the risks inherent in the loan portfolio, to assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses, which is charged to expense.

A key element of the methodology for assessing the risks inherent in the loan portfolio is the credit classification process. Loans identified as less than "pass" are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. The Bank uses four allocation components; General, Specific, Specific Impaired and Qualitative. The General component estimates probable future loan loss based on historical experience, the Specific component is designed to calculate a reserve for criticized and classified loans, the Specific Impaired component allocates a probable loss amount on one particular loan and a Qualitative designation considers factors such as national and local economic changes, changes to management or staff and unemployment rates. Additionally, the inherent risk present in the "pass" portion of the loan portfolio is assessed by taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools. Upon completion, the written analysis is presented to the Board of Directors for discussion, review and approval.

The Bank considers its allowance for loan losses to be adequate to provide for risks inherent in the loan portfolio. All available information is used to recognize losses on loans and leases; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the Bank's regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover future loan losses or that significant additions to the allowance for loan losses will not be required in the future. Material additions to the allowance for loan losses would decrease the Bank's earnings and capital, among other adverse consequences.

Allocation of the Allowance for Loan Loss by Loan Type

December 31,

	2006		2005		2004		2003		2002	
					(dollars in thousands)					
	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans	Allowance Amount	Type as a % of Loans
Construction & Land Development	$ 1,119	42.3%	$ 863	41.2%	$ 261	31.6%	$ 123	22.7%	$ 118	18.0%
Real Estate - Residential & Commercial	626	29.5%	518	28.3%	405	30.3%	356	34.7%	138	39.7%
SBA Loans-7a & 504	500	7.2%	456	9.5%	636	13.1%	441	19.1%	168	19.6%
Commercial Business	814	19.2%	817	19.1%	614	22.0%	381	20.5%	240	20.3%
Consumer	31	1.8%	25	1.9%	31	3.0%	20	3.0%	11	2.4%
Unallocated	161	0.0%	130	0.0%	318	0.0%	133	0.0%	148	0.0%
Totals	$ 3,251	100.0%	$ 2,809	100.0%	$ 2,265	100.0%	$ 1,454	100.0%	$ 823	100.0%

DEPOSITS

Deposits are the primary source of funding for the lending and investing needs of the Bank. Total deposits were $237.2 million at December 31, 2005 and increased to $261.8 million at December 31, 2006.

Distribution of Average Deposits and Average Rates Paid

For the Period Ended December 31,

	2006		2005		2004	
			(dollars in thousands)			
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Interest Bearing Checking	$ 14,200	1.22%	$ 11,346	0.88%	$ 11,894	0.57%
Savings & Money Market	67,989	3.74%	72,725	2.38%	54,328	1.45%
TCD Less than $100,000	26,109	4.18%	21,672	2.92%	20,613	2.25%
TCD $100,000 or More	82,840	4.53%	43,170	3.19%	24,724	2.25%
Total Interest-Bearing Deposits	191,138	3.96%	148,913	2.58%	111,559	1.67%
Non Interest-Bearing Demand Deposits	52,550	0.00%	56,437	0.00%	39,501	0.00%
Total Deposits	$ 243,688	3.10%	$ 205,350	1.87%	$ 151,060	1.27%

The changes in interest rates paid on deposit accounts from 2005 to 2006 reflect changes in the interest rate environment. The Bank made adjustments to interest rates on deposit accounts to remain competitive and to react to increases in Federal monetary policy that began in June 2004 and continued through June 2006.

Growth in the Bank's deposits is attributable to the Bank's sales and marketing efforts to implement its strategic goals, including developing and building relationships with small-to-medium sized businesses and professionals. The opening of the Bank's fifth branch office in El Cajon in April 2006 contributed to the Bank's deposit growth in 2006; total deposits for this branch office were $7.0 million at December 31, 2006.

While the Bank continues to plan for healthy growth in 2007, the coming year is likely to be one where we continue to feel pressure on our net interest margin and strong competition for deposits. As of December 31, 2006, the Bank had approximately 3,338 deposit accounts comprised of savings and money market accounts (34%), certificates of deposit (43%), and transaction accounts (23%).

The Bank experienced a decrease in the average balance of noninterest-bearing demand deposits of approximately $4 million from 2005 to 2006; the Bank attributes this decrease in balances to the increased level of interest rates causing business customers to be more conscientious about actively managing operational demand deposit accounts. To augment the Bank's marketing efforts and as a means to build new relationships in the community, the Bank periodically solicits new deposits through deposit promotions, which may be advertised, typically in print media. During 2006, two such campaigns were initiated that resulted in approximately $30.0 million in new money market and CD funds. Typically, when running a promotional deposit campaign, the Bank will offer interest rates on deposits that are very competitive in the market place. These rates are typically higher than pre-promotion interest rates offered by the Bank, but are generally not the highest interest rates available in the market place. The Bank expects to continue to periodically run promotional deposit campaigns and market directly to its strategic niche in order to grow its deposit base and to attract new deposit relationships.

The Bank also acquires deposits from non-traditional sources through relationships with correspondent banks and related deposit programs as well as through deposit brokers. The Bank participates in a "portfolio deposit program" offered by a correspondent bank in which the Bank receives variable rate money market deposits as pass through funds from the correspondent bank. The Bank also receives deposits in the form of time certificates through the use of deposit brokers who place the funds with the Bank on behalf of their clients. The total level of deposits from these non-traditional sources was approximately $40 million at December 31, 2006, compared to approximately $31 million at December 31, 2005. The Bank carefully manages the level of deposits it accepts from these non-traditional sources as these types of deposits expose the Bank to different characteristics in managing its liquidity. The Bank has adopted procedures to monitor these deposits and has made arrangements for borrowing funds from other sources (see "Short-Term and Other Borrowings" below) should these programs become less available. However, should deposits from these programs suddenly decline, the Bank's other sources of funds could become more costly.

Scheduled Maturity of Distribution of Time Deposits of $100,000 or More

As of December 31, 2006, (dollars in thousands)	
Three Months or Less	$ 18,867
Over Three Months Through Six Months	19,314
Over Six Months Through Twelve Months	30,569
Over Twelve Months	25,265
Total	$ 94,015

SHORT-TERM AND OTHER BORROWINGS

The Bank may borrow up to $13.0 million overnight on an unsecured basis from its correspondent banks; each of these facilities may terminate at any time without notice. In addition, the Bank has arranged a borrowing line with the Federal Home Loan Bank of San Francisco, under which the Bank may borrow up to 25% of its assets subject to providing adequate collateral and fulfilling other conditions of the line. As of December 31, 2006, the Bank had $24.0 million outstanding in FHLB advances under these borrowing lines, which mature in January 2007 and have a weighted average interest rate of 5.34%. The Bank had no outstanding advances on borrowing lines as of December 31, 2005 and $9.0 million as of December 31, 2004, which matured in January 2005 and had a weighted average interest rate of 2.27%.

Below is a table of maximum amounts of short-term borrowings outstanding at any month-end during the reporting periods, and the approximate average amounts outstanding and weighted average interest rate as of December 31 of the reporting periods.

Year Ended	Maximum Amt Outstanding at any Month-End	Average Balance	Weighted Average Interest Rate
	(dollars in thousands)		
2006	$24,000	$ 5,786	5.29%
2005	$17,500	$ 2,496	3.43%
2004	$12,700	$ 3,473	1.30%

On March 31, 2005, the Bank issued $5.0 million in Floating Rate Junior Subordinated Debentures in a private placement offering. This offering was undertaken in order to raise the Bank's capital ratios. Under current risk-based capital guidelines, subordinated debentures qualify for Tier 2 capital treatment up to 50% of Tier 1 capital and, therefore, increased the Bank's total risk-based capital ratio. The terms of the subordinated debt are: a final maturity of June 15, 2020, a right on behalf of the Bank for early redemptions beginning in June, 2010, and an interest rate which floats quarterly based on 3 Month LIBOR plus a spread of 178 basis points. The interest rate on the subordinated debt as of December 31, 2006 is 7.14%.

CAPITAL RESOURCES

The Bank opened in November 2000 after completing its initial public offering and raising $11.5 million in capital. In 2002, the Bank completed a secondary offering of securities, raising $4.2 million in new capital. During 2003 and 2004, the Bank raised approximately $4.3 million from the conversion of 95% of common stock purchase warrants that were issued in connection with its 2000 initial public offering and the 2002 secondary offering. On May 16, 2005, the Bank's board of directors declared a two-for-one stock split of the Bank's common stock payable to shareholders of record on June 15, 2005. The shareholders received one additional share for each share they owned. All share and per share data has been restated for prior periods to reflect this stock split.

Shareholders' equity at December 31, 2006 was $26.0 million, an increase of $3.8 million compared to the $22.2 million at December 31, 2005, increasing primarily as a result of retained earnings.

In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios. The Bank's risk-adjusted capital ratios, shown on the following page as of December 31, 2006, 2005 and 2004 have been computed in accordance with regulatory accounting policies. See also Note M to the Financial Statements for more information on regulatory capital requirements.

Capital Ratios

	December 31,			
	2006	2005	2004	Minimum Requirements
Tier 1 Capital to Average Assets	8.7%	8.8%	9.8%	4.0%
Tier 1 Capital to Risk-Weighted Assets	8.7%	9.0%	10.0%	4.0%
Total Capital to Risk-Weighted Assets	11.5%	12.2%	11.2%	8.0%

NONINTEREST INCOME AND NONINTEREST EXPENSE

Noninterest income for 2006 was $538,000, compared to $491,000 for 2005, an increase of $47,000. The increase in noninterest income was attributable to increased service charges on deposit accounts, related fees, and other income, which increased 22% from $325,000 in 2005 to $395,000 in 2006, and was primarily the result of the increase in deposit accounts and related activity. However, these increases in service charges were somewhat offset by a decline in gains and fee income on the sale or brokering of loans, which decreased from $166,000 in 2005 to $143,000 in 2006. While the Bank will continue to periodically realize gains on sale of loan assets, the timing of such sales is not expected to be regular.

Noninterest expense increased from $8.5 million for the year ending December 31, 2005 to $9.9 million for the year ending December 31, 2006. This increase is primarily attributable expenses associated with supporting the Bank's growth. Salary and benefits expense increased from $5.1 million in 2005 to $6.1 million in 2006; during 2006, the Bank increased its number of full-time equivalent employees from 69 at December 31, 2005 to 77 at December 31, 2006. Occupancy and equipment expense increased 14%, from $1.4 million in 2005 to $1.5 million in 2006. The relatively small increase is due to additional 2005 expenses incurred to open a new corporate headquarters in La Jolla, which did not reoccur in 2006. Both asset and revenue growth have outpaced growth of noninterest expense in 2006 despite the expenses associated with the addition of a new branch in April 2006 in El Cajon, California. Other operating expenses increased from $2.1 million in 2005 to $2.3 million in 2006 including data processing expenses, professional fees and office and administrative expenses. Noninterest expenses improved from 3.65% of average assets for 2005 to 3.54% for the fiscal year 2006.

As the Bank continues to expand and add personnel, noninterest expenses are expected to increase at a level to sustain the growth of the Bank's customer base. In 2007, the Bank will be expanding its facilities; the East County Branch Office will be relocated to a larger, permanent location from its existing temporary facility and the Golden Triangle Branch Office and the Headquarters Office will be relocated and combined in a larger facility. See Note D, Premises and Equipment, to the Financial Statements for more information. As a result of these moves, the Bank will incur moving expenses, increased rent and other occupancy expenses, and will likely have short periods where the Bank will be paying rent expense on old facilities and new facilities. Furthermore, depending on the timing of these moves, the Bank may need to amortize leasehold improvements faster than currently anticipated. Additionally, noninterest expenses are expected to increase significantly as a result of the expected consummation of the acquisition of Landmark National Bank; however, the Bank expects that the efficiencies realized from this acquisition will more than offset the increased costs and expenses.

INCOME TAXES

During 2006, the Bank recognized income tax expense of $2.2 million compared to $1.6 million for 2005. The increase in total income tax expense is attributable to the increase in income before income taxes; total income tax expense as a percentage of income before taxes was 40.8% in 2006 and 40.9% in 2005. See also Note F, Income Taxes, to the Financial Statements for more information.

EFFECTS OF INFLATION

The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities, which may move in concert with inflation both as to interest rates and value. This is especially true for banks with a high percentage of interest rate-sensitive assets and liabilities. The Bank manages its sensitivity to changes in interest rates by performing a gap analysis of its rate sensitive balance sheet and modeling the effects of changes in interest rates on its net interest income. The Bank attempts to structure its mix of financial instruments and manage its interest rate sensitivity gap in order to minimize the potential adverse effects of inflation or other market forces on its net interest income and, therefore, its earnings and capital.

CONTRACTUAL OBLIGATIONS

See Note D, Premises and Equipment, to the Financial Statements for more information.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit totaling $90.8 million at December 31, 2006 and $87.3 million as of December 31, 2005.

The Bank leases its facilities under noncancellable operating leases and routinely enters contracts for services to be provided over extended future periods, which may contain penalty clauses for the early termination of the contracts. In addition, the Bank is a member of The Federal Home Loan Bank of San Francisco and, as such, is offered wholesale credit products and services, which provide the Bank access to funds that help the Bank meet the borrowing needs of its customers. For additional information regarding the Bank's off-balance sheet arrangements, see Notes D, G and H to the Financial Statements included herein.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A critical accounting policy is defined as one that is both material to the presentation of the Bank's financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on the Bank's financial condition and results of operations. Management believes that the following are critical accounting policies.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Bank's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Note A to the Financial Statements describes the significant accounting policies used in the preparation of the Financial Statements.

Loans. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses. The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Stock-Based Compensation. In December 2004, Financial Accounting Standards Board revised Statement of Financial Accounting Standard 123 and issued it under its new name, "Share-Based Payment" (the "Statement"). The Statement eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting. Instead, the Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards.

The Bank adopted SFAS No. 123 (R) on January 1, 2006 using the "modified prospective method." Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123 (R).

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, operations, future results and prospects, including statements that include the words "may," "could," "should," "would," "believe," "expect," "will," "shall," "anticipate," "estimate," "intend," "plan" and similar expressions. These forward-looking statements are based upon current expectations and are subject to risk, uncertainties and assumptions, including those described in this annual report and the other documents that are incorporated by reference herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, intended, committed or believed. In connection with the safe harbors created by Section 21E of the Exchange Act and the provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important factors (some of which are beyond the Company's control) which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. Such factors include, without limitation, the following:

- The expected cost savings to result from the merger with Landmark.
- The anticipated accretive effect to earnings of the combined enterprise upon effectiveness of the merger with Landmark.
- An improved ability to compete with larger competitors upon effectiveness of the merger with Landmark.
- Restructuring charges expected to be incurred in connection with the merger with Landmark.
- The effect of changing regional and national economic conditions, especially as they may affect the demand for loans and other banking services or lead to increased loan losses.
- Potential losses of businesses and population in the County of San Diego, and rising housing and insurance costs that may be responsible for such losses.
- The effects of trade, monetary and fiscal policies and laws.
- Increasing or decreasing interest rate environments, or changing interest rate policies of the Federal Reserve Board, that could lead to decreased net interest margin and volatility of rate sensitive loans and deposits.
- Stock, bond market and monetary fluctuations.
- Risks of loss of funding of SBA loan programs, or changes in those programs.
- Credit risks of commercial, SBA, real estate, consumer and other lending activities, including risks related to changes in the values of real estate and other security for loans.
- Risks associated with concentrations, including commercial real estate loans, in the loan portfolio.
- Lack of take-out financing or problems with sales or lease-up with respect to the Company's construction and land development loans.
- Changes in federal and state banking and financial services laws and regulations.
- Competitors in the Company's market area with greater financial resources than the Company.
- Competitors in the Company's market area of similar size, with similar business plans and/or offering similar services.
- Risks of sudden changes in interest rate, especially with respect to the Company's increasing real estate loan portfolios.
- The Company's ability to develop competitive new products and services and the acceptance of those products and services by targeted customers and, when required, regulators.

- The Company's ability to securely and effectively implement new technology (including Internet services) for both the delivery of services and internal operations.
- The willingness of customers to substitute competitors' products and services for those of the Company and vice versa.
- Changes in consumer and business spending and savings habits.
- Unanticipated regulatory or judicial proceedings.
- The loss of significant customers.
- The risk and cost resulting from the opening of one or more new offices and adding employees.
- The loss of executives or key employees.
- Credit quality deterioration among the Company's current or future customers that could cause an increase in the provision for loan losses.
- Dividend restrictions.
- Increased regulation of the securities markets, including the securities of the Company, whether pursuant to the Sarbanes-Oxley Act of 2002 or otherwise.
- Other internal and external developments that could materially impact the Company's operational and financial performance.

Investors and other readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date of the statement. The Company undertakes no obligation to revise any forward-looking statement to reflect later events or circumstances.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As a result of the bank holding company reorganization, effective January 30, 2007, the Company's common stock began trading under the symbol "FPBN" and is quoted on the OTC Bulletin Board® ("OTCBB"). Prior to the reorganization, trading in the Bank's common stock under the symbol "FPBS" was not extensive and such trades cannot be characterized as constituting an active trading market. The common stock is not listed on any exchange or quoted by the NASDAQ® Stock Market ("NASDAQ"), although it is quoted on the OTC Bulletin Board. Trades may also occur in unreported private transactions. The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. Unlike the NASDAQ, however, the OTCBB does not impose listing standards and does not provide automated trade executions.

The following table sets forth the range of high and low bid information and the trading volume of the common stock for the years indicated. Bid information is based on reports received from the OTCBB based on all transactions reported on the OTCBB. Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not represent actual transactions.

	Bid Information		Share Volume
	High	Low	
2005			
First Quarter	$11.63	$10.25	107,430
Second Quarter	$12.88	$10.25	91,526
Third Quarter	$17.50	$11.00	61,068
Fourth Quarter	$14.00	$12.40	68,135
2006			
First Quarter	$13.75	$12.50	87,994
Second Quarter	$14.69	$13.25	149,555
Third Quarter	$15.00	$13.50	149,035
Fourth Quarter	$16.75	$14.25	49,687

Stockholders

There were approximately 367 holders of record for the common stock of the Company as of March 12, 2007.

Dividends

To date, the Company has not paid any cash dividends. Payment of stock or cash dividends in the future will depend upon the Company's earnings and financial condition and other factors deemed relevant by the Board of Directors, as well as the Company's legal ability to pay dividends. It is the Company's current intention to follow its strategic plan of retaining earnings to increase capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future.

Further, under California law, the Company would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend the sum of the Company's assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Company would be at least equal to 125% of its current liabilities. The primary source of funds with which dividends could be paid to shareholders would come from cash dividends received by the Company from the Bank.

Shareholder Return Performance Presentation

Comparison of Cumulative Total Return
Among 1st Pacific Bancorp,
NASDAQ Market Index and SNL Micro Cap Bank Index



Total Return Performance
450
400
350
300
250
200
150
100
50
Index Value
1st Pacific Bancorp
NASDAQ Composite
SNL Micro Cap Bank Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Stock or Index (*)	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
1st Pacific Bancorp	100.00	138.13	203.13	306.25	320.00	400.00
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Micro Cap Bank Index	100.00	126.08	177.54	211.41	229.20	256.71

The line graph above compares the cumulative total shareholder return on 1st Pacific Bancorp's common stock to the cumulative total return of a broad index of the NASDAQ Stock Market and a banking industry index for the period December 31, 2001 through December 31, 2006. Historical stock price data for 1st Pacific Bancorp includes data for stock of 1st Pacific Bank of California prior to the holding company reorganization in January 2007. The SNL Micro Cap Bank Index is an index provided by SNL Financial LC ("SNL") and includes all publicly traded banks in SNL's coverage universe with less than $250 million total common market capitalization as of the most recent pricing data. The information presented above assumes $100 was invested December 31, 2001, in each stock or index and assumes the reinvestment of all dividends. Historical stock price information is not necessarily indicative of future stock price performance.

(*) Source : SNL Financial LC, Charlottesville, VA **(434) 977-1600**

www.snl.com

Chairman's Circle

1ST Pacific Bank of California

Agee, Greg
Arden, Perry
Arendsee, Richard
Belanich, John & Raffaella
Berling, Steve
Bloomfield, Helen
Britton, Brian & Valerie
Brown, James
Brown, Ronald
Burgess, James & Sandra
Burruss, M.D., Richard
Cange, Robert
Capdevilla, Martin J. & Wendy
Carnago, Ronald
Chen, Chang Sheng
Chen, Christine
Chen, Richard & Michelle
Clark, Jan
Clauss, Patrick
Colucci, Albert
Colucci, Salvatore
Cono, Charles
Crane, David
Crowley, James
Davila, Maria
Diaz, Martha
Doan, Richard
Dunham, Delene
Dunham, Jeffrey
Dunham, Richard
Falkowski, Dennis
Fanelli, Maria
Fischbach, M.D., David
Franchi, Dario & Maria
Frey, John
Gao, Xinian & Hui Lian
Gosink, Leonard & Barbara
Hanks, Terry
Hardage, Samuel
Hartman, John & Mary
Hattox, Kathryn
Hildt, Rob
Hill, Gilda
Ho, Jo & Tzungbin
Ho, Kin Chung & Chau Lai Wa
Ho-Su, Shou-Chun
James, Karl
Johnson, Keith & Jane
Kassab, Jawhara
Kassab, Muayad & Taghrid
Kassab, Najiba
Kassab, Riyadh & Heather
Kelly, James
Klinedinst, John
Knight, M.D., James
Krause, James & Gale
Lang, William & June
Lee, Alan & Sharon
Lew, Susan
Lin,Yu-Lung & Shui-Mei
Logan, Albert & Natalie
Brenda Magill, Joyce Carrigan, Christine Chen
Mak, Pak
Manroe, Bob & Laurie
McVay, Donald
Mok, Yeuk-Fai
Muscio, Richard
Ochs, Peter
Pederson, John & Mercedes
Penrose, John & Margaret
Pinamonti, Carl
Plattner, Kim
Proko, John
Provience, Ronald
Revier, Richard & Patricia
Saboonchi, Firoozeh
Shih, Yung-Ho & Joanne
So, Anne
So, John
So, Kwan & Miulam
Song, Thomas
Springer, Stephen
Strauss, Paul
Stubbs, Dave
Topp, Mary Jo
Tschirn, Darryl
Tsou, Shung
Warshawsky, Arthur & Regina
Weil, Anastasia
Wentzell, M.D., Fernald
Weisner, Ph.D, Mark
Wolfe, Larry & Elizabeth
Woo, Victor & Dolly

Advisory Founder's Group

1ST Pacific Bank of California

Baumann, Lawrence
Binkley, Nicholas
Bogle, Lawrence
Borgia, Andy
Chuh, Diana
Colucci, Alessio & Jeannine
Colucci, Paul
Colucci, Robert
DelConte, Emidio
Durmer, Gregg P. & Kimberly P.
Eierman, William & Genamanie
English, Donald & Dearing
Fruehling, William & Lynne
Galian, Joseph Jr.
Gamiz, Sergio
Hallock, Kurt & Jimena
Harris, J. Daniel
Hodgens, David
Hubbard, Robert
Juma, Saad
Kassab, Ghassen
Kogler, Jurgen
Kunin, Jay & Gabrielle
Lew, Bock Suey & Jean Gee
Lew, John & Judy
London, Gary
Luy, Stephen & Clarice
Manning, Joseph & Patti
Mar Jip, John
Mayer, Wayne
McLaughlin, Steven & Jayne
Metrovich, Philip
Metzel, Harold
Molloi, Sabee
Nevin, Alan
Nishiba, Yoshiaki
Nunes, Bruce Arnold & Ann Janette
Pfeifer, Marie
Pinamonti, Albert
Pozzuoli, Peter & Adelia
Robertson, Jack & Susan
Rocca, Peter & Felicia
Ross, Scott & Evelyn
Sabatini, Guerino & Giovanna
Schneider, Richard & Joyce
Sciarrino, Anthony
Sciarrion, Frank
Sherman, Harold
Somers Jr., Richard
Somers, Charles
Song, Chulho
Sorge, Anthony
Sullivan, Thomas
Tremble, Debbie
Wilson, Ronald
Wong, Joe & Sharon
Zimmer, M.D., Eric

Advisory Board

1ST Pacific Bank of California

Susan Lew, Chairman
John Belanich
Michael Berlin
James E. Brown
Richard Chen
Craig W. Clark
Carl M. Fredericks

Tom Fat
Theodore E. Gildred III
Susan Golding
Dr. Robert Hertzka
Joseph H. Jaoudi
Keith A. Johnson
Alan Nevin

Ambassador Alejandro Orfila
Paul M. Polito
Gary L. Powers
Jeffrey H. Siberman
Dr. Victor Woo

Ex-Officio: Dr. James G. Knight – Chairman of the Board
Ex-Officio: A. Vincent Siciliano – President & CEO

Board of Directors

1ST Pacific Bank of California

James G. Knight, M.D.
Chairman of the Board
Urologist - Private Practice

Susan Lew
Vice Chairman of the Board
President - S. Lew & Associates

Robert P. Cange
Chairman - Loan Committee
President - Cange International, Inc.

Albert Colucci
President
CBC Investment

Veronica Z. Froman
COO - City of San Diego

Albert Logan
CPA
Hutchinson & Bloodgood LLP

A.Vincent Siciliano
President & CEO
1st Pacific Bank of California

Senior Management

1ST Pacific Bank of California

A. Vincent Siciliano
President & CEO

James Burgess
EVP, CFO

Richard Revier
EVP, CCO

Larry Prosi
EVP, COO

David Walters
EVP/Regional Manager

Denise Bryant
SVP/Branch Operations

Shelly Hicks
SVP/Controller

Jenny Kazan-Mills
SVP/Human Resources

Glenn Marshall
SVP/Regional Manager

Micki Mellby
SVP/Regional Manager

C.W. Southwick
SVP/Real Estate Group

Katherine Willey
SVP/Regional Manager

Officers

1ST Pacific Bank of California

Rich Dickerson, Senior Vice President
Nina Frontz, Senior Vice President
Robert Pedersen, Senior Vice President
Kay Adler, Vice President
Maria Almeida, Vice President
Patricia Avery, Vice President
Dan Cabuco, Vice President
Odie Goward, Vice President
Rhonda Guthrie, Vice President
Steve Harrington, Vice President
Rick Hudson, Vice President
Leslie Mittanck, Vice President

Jamie Moyer, Vice President
Rose Neuberger, Vice President
Brooks Royal, Vice President
Bill Scheffel, Vice President
Evonne Showley, Vice President
Anne Stallings, Vice President
Jonita Upham, Vice President
Charlotte Vasquez, Vice President
Alejandro Aizpuru, Assistant Vice President
Selene Alvarado, Assistant Vice President
Jackie Aragon, Assistant Vice President

Jared Fraher, Assistant Vice President
Therese Green, Assistant Vice President
Phillip Huckerby, Assistant Vice President
Cheri Lazos, Assistant Vice President
Debbie Marshall, Assistant Vice President
Nancy McCabe, Assistant Vice President
Marilyn Moen, Assistant Vice President
Yvette Prather, Assistant Vice President
Lisa Reed, Assistant Vice President
Debbie Steinmetz, Assistant Vice President
Lisa Walker, Assistant Vice President

1ST PACIFIC BANCORP

People. Relationships. Results.

Executive Office
4275 Executive Square
Suite 650
La Jolla, CA 92037
858 875 2000

University Towne Centre Office
7728 Regents Road
Suite 503
San Diego, CA 92122
858 875 2050

Mission Valley Office
8889 Rio San Diego Drive
Suite 101
San Diego, CA 92108
858 875 2080

Tri-Cities Office
3500 College Boulevard
Oceanside, CA 92056
760 477 2960

Inland North County Office
13500 Evening Creek Drive N.
Suite 100
San Diego, CA 92128
858 875 2030

East County Office
169 E. Main Street
El Cajon, CA 92020
619 873 1920

Member FDIC
OTCBB Stock Symbol: FPBN
www.1stpacbank.com



END